EXHIBIT 1.02

Conflict Minerals Report of Kingold Jewelry Inc.

for the Year Ended December 31, 2014

in Accordance with Rule 13p-1 under the

Securities Exchange Act of 1934, as amended

This is the Conflict Minerals Report (the “Report”) of Kingold Jewelry Inc. (“Kingold” or the “Company”) for the year ended December 31, 2013 (the “Calendar Year”) in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 3467716 for definitions of the terms used in this Report, unless otherwise defined herein.

In accordance with the rules, Kingold undertook due diligence to determine the conflict minerals status of the necessary conflict mineral gold used in components for manufacturing Kingold’s 24-karat gold jewelry and Chinese ornament products. In conducting its due diligence, Kingold applied guidance from the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011) (“OECD Framework”), an internationally recognized due diligence framework.

Kingold has determined in good faith from its due diligence efforts that for the Calendar Year, conflict minerals used in components for manufacturing Kingold’s products are “DRC conflict free” (terms as defined in the 1934 Act).

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first two years following November 13, 2012.

Kingold’s due diligence measures were based on its discussions with its only supplier, the Shanghai Gold Exchange, who provides the conflict minerals to the Company for use to design and manufacture its products. As a company in the design and manufacturing business, Kingold does not engage in the actual mining of conflict minerals. Kingold does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries.

Kingold’s due diligence measures included:

•	Determining which conflict minerals are necessary to the functionality or production of a product manufactured or contracted to be manufactured by Kingold;

•	Adopting a Conflict Minerals Policy; and

•	Using reasonable efforts to conduct a “Reasonable Country of Origin Inquiries” (“RCOI”) for “in scope” to ensure traceability throughout our supply chain to establish the origin of Conflict Minerals using the EICC/GeSI Conflict Minerals Reporting Template.

As a result of the due diligence measures described above, Kingold has no reason to believe that its necessary Conflict Minerals (gold) may have originated in the Democratic Republic of the Congo or An Adjoining Country.